UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549


                           SCHEDULE 13G


             UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO. (4))*



                    LOGIC DEVICES INCORPORATED
                         (Name of Issuer)


                    COMMON STOCK, NO PAR VALUE
                  (Title of Class of Securities)


                           541402 10 3
                          (CUSIP Number)


  Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder  of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO. 541402 10 3          13G             PAGE 2 OF 5 PAGES


 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Stephen  A.  Hellerstein,  as  Trustee  of   the  Farkas  Trusts  (15
      Irrevocable Trusts)
       84-6047410

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)   [ ]
                                                                  (b)   [X]

 3     SEC USE ONLY



 4     CITIZENSHIP OR PLACE OF ORGANIZATION

       Colorado


 NUMBER OF         5    SOLE VOTING POWER
 SHARES
 BENEFICIALLY           749,305 shares of Common Stock, no par value, of Logic
 OWNED BY               Devices Incorporated ("Common Stock")
 EACH
 REPORTING         6    SHARED VOTING POWER
 PERSON
 WITH                   -0-

                   7    SOLE DISPOSITIVE POWER

                        749,305 shares of Common Stock

                   8    SHARED DISPOSITIVE POWER

                        -0-


 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       749,305 shares of Common Stock

 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       Not Applicable

 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       12.24%

 12    TYPE OF REPORTING PERSON*

                     *SEE INSTRUCTION BEFORE FILLING OUT!

           STATEMENT CONTAINING INFORMATION REQUIRED BY SCHEDULE 13G

 ITEM 1.
        (A)  NAME OF ISSUER

            Logic Devices Incorporated

        (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

            628 East Evelyn Avenue
            Sunnyvale, California  94086

 ITEM 2.
        (A)  NAME OF PERSON FILING

            Stephen A. Hellerstein, as Trustee of the Farkas TrustS

        (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE

            1139 Delaware Street
            Denver, Colorado  80204

        (C)  CITIZENSHIP

            Colorado

        (D)  TITLE OF CLASS OF SECURITIES

            Common Stock, no par value

        (E)  CUSIP NUMBER

            541402 10 3

 ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

        []  (A)   BROKER OR DEALER REGISTERED UNDER SECTION 15 OF THE ACT.
        []  (B)   BANK, AS DEFINED IN SECTION 3(A)19 OF THE ACT.
        []  (C)   INSURANCE COMPANY AS DEFINED IN SECTION 3(A)(19) OF THE ACT.
        []  (D)   INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF THE
                  INVESTMENT COMPANY ACT.
        []  (E)   INVESTMENT ADVISOR REGISTERED UNDER SECTION 203 OF THE
                  INVESTMENT ADVISERS ACT OF 1940.
            (F)   EMPLOYEE BENEFIT PLAN, PENSION FUND WHICH IS SUBJECT TO THE
                  PROVISIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF
                  1974 OR ENDOWMENT FUND;  SEE <section> 240.13D-
                  1(B)(1)(II)(F).
        []  (G)   PARENT HOLDING COMPANY, IN ACCORDANCE WITH <section> 240.13D-
            1(B)(II)(G).

            IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B)(2), CHECK THIS BOX []

            Not applicable

 ITEM 4.  OWNERSHIP

        (A)  AMOUNT BENEFICIALLY OWNED

            749,305 shares of Common Stock

        (B)  PERCENT OF CLASS

            12.24% based upon issued and outstanding shares disclosed on the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996

        (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (I)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                  749,350 shares of Common Stock

            (II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                  None

            (III)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                  749,305 shares of Common Stock

            (IV)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                  None

 ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not applicable

 ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not applicable

 ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable

 ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not applicable

 ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

        Not applicable

 ITEM 10. CERTIFICATION

        Not applicable



 ddx\logc\SAH1997.13G
 01/29/97

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          FEBRUARY 10, 1997
                                          Date

                                            /S/ STEPHEN A. HELLERSTEIN
                                          Signature

                                          STEPHEN A. HELLERSTEIN, AS TRUSTEE OF
                                          THE FARKAS TRUSTS, 10% SHAREHOLDER
                                          Name/Title

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